EXHIBIT 12(b)

Ratio of Earnings to Fixed Charges
Union Pacific Railroad Company and Consolidated Subsidiary and Affiliate Companies
(Unaudited)

	Six Months Ended June 30,

Millions of Dollars, Except Ratios	2003	2002

Earnings:
Income before cumulative effect of accounting change	$462	$559
Undistributed equity earnings	38	(21)

Total earnings	500	538

Income taxes	273	327

Fixed charges:
Interest expense including amortization of debt discount	250	276
Portion of rentals representing an interest factor	77	21

Total fixed charges	327	297

Earnings available for fixed charges	$1,100	$1,162

Ratio of earnings to fixed charges	3.4	3.9